Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for December 31, 20231

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Statements of Financial Position

	2023	2022
	NIS in thousands

Assets
Current assets:
Cash and cash equivalents	80	154
Trade and other receivables	1,160	116
	1,240	270
Non-current assets:
Investment in equity accounted investee	251,669	239,147
	252,909	239,417

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	1,380	219
Loans from shareholders	-	20,000
	1,380	20,219

Equity:
Share capital	*	*
Capital notes	46,933	46,933
Share premium	105,116	105,116
Accumulated profit	99,480	67,149
	251,529	219,198
	252,909	239,417

* Represents an amount less than NIS 1 thousand

1	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

General and administrative expenses	(983)	(1,395)	(2,590)
Operating loss	(983)	(1,395)	(2,590)
Financing expenses	(2,458)	(8,437)	(6,688)
Share of profits of equity accounted investee	38,772	13,265	6,974
Net profit (loss) for the year	35,331	3,433	(2,304)
Total comprehensive income (loss) for the year	35,331	3,433	(2,304)

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Statements of Changes in Equity

	Share Capital	Share Premium	Capital Notes	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2021	*	105,116	-	66,020	171,136
Total comprehensive loss for the year	-	-	-	(2,304)	(2,304)
Balance as at December 31, 2021	*	105,116	-	63,716	168,832
Capital Notes	-	-	46,933	-	46,933
Total comprehensive profit for the year	-	-	-	3,433	3,433
Balance as at December 31, 2022	*	105,116	46,933	67,149	219,198
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive profit for the year	-	-	-	35,331	35,331
Balance as at December 31, 2023	*	105,116	46,933	99,480	251,529

* Represents an amount less than NIS 1 thousand

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Statements of Cash Flows

	Year ended December 31,
	2023	2022	2021
	NIS in thousands

Cash flows from operating activities -
Net profit (loss) for the year	35,331	3,433	(2,304)

Adjustments needed to present cash flows from the Company’s operating activities:

Adjustments to the Company’s profit and loss items:
Financing expenses	2,458	8,437	6,688
Company’s share of profits of equity accounted investee	(38,772)	(13,265)	(6,974)
	(36,314)	(4,828)	(286)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	(1,542)	(558)	40
Increase (decrease) in trade, related parties and other payables	1,161	249	(807)
	(381)	(309)	(767)

Cash paid during the period for:
Interest paid	(12,664)	(528)	(6,868)
Net cash used in operating activities	(14,028)	(2,232)	(10,225)

Cash flows from investing activities -
Dividend from equity accounted investee	26,250	-	18,750
Net cash provided by investing activities	26,250	-	18,750

Cash flows from financing activities -
Repayment of loans to shareholders	(10,292)	-	(11,132)
Dividend paid	(3,000)	-	-
Receipt of loans from shareholders	996	1,887	2,600
Net cash provided by (used in) financing activities	(12,296)	1,887	(8,532)

Decrease in cash and cash equivalents	(74)	(345)	(7)
Cash and cash equivalents at the beginning of the period	154	499	506
Cash and cash equivalents at the end of the period	80	154	499

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